UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of Aug 2026
Comission File Number 001-32535
Grupo Cibest S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

2Q26
GRUPO CIBEST (NYSE: CIB; BVC: CIBEST AND PFCIBEST) REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER OF 2026.

• On June 30, 2026, Grupo Cibest finalized the sale of Banistmo S.A., initially announced to the market on December 18, 2025. As a result of the sale, Grupo Cibest transferred 100% of Banistmo's shares to Banco La Hipotecaria S.A., a subsidiary of Inversiones Cuscatlán Centroamérica S.A., in exchange for the previously announced agreed-upon sale price of USD 1.418 billion. The transaction price was paid with funds from La Hipotecaria and an international syndicated loan. Consequently, Banistmo ceased to be a subsidiary of Grupo Cibest and became wholly owned by Inversiones Cuscatlán. Grupo Cibest reports that it has not entered into any agreements with Inversiones Cuscatlán regarding the election of directors or other material corporate matters. This divestment is part of a long-term corporate strategy aimed at optimizing the Group's portfolio, focusing its growth on strategic markets and maximizing value creation for its shareholders.

•Net income attributable to shareholders for 2Q26 was COP 2.7 trillion. This represents an increase of 87.38% compared to the previous quarter and 52.42% compared to 2Q25. Grupo Cibest quarterly annualized return on equity (ROE) was 28.73% for the quarter.

•The net interest margin for 2Q26 was 7.94%, increasing 91 basis points compared to 1Q26. Net interest income was COP 6.04 trillion, increasing 16.49% compared to 1Q26 and 23.84% compared to 2Q25.

•Grupo Cibest gross loan portfolio reached COP 262 trillion at the close of Q2 2026, growing 0.17% compared to the previous quarter and 5.72% compared to Q2 2025. Growth was impacted by the exchange rate fluctuations of the Colombian peso against the US dollar, which appreciated 15.5% year-over-year and 6% during the quarter, reducing the peso value of balances denominated in foreign currency. In terms of segments, consumer and mortgage lending showed moderate growth during the quarter, while the commercial loan portfolio experienced a slight decrease.

•Deposits totaled COP 271 trillion, down 0.25% quarter over quarter and up 7.14% year over year. The quarterly performance was impacted by the appreciation of the Colombian peso against the U.S. dollar and the modest expansion of the loan portfolio. Across products, declines in checking accounts and time deposits were partially offset by higher balances in savings accounts.

•Net loan loss provisions amounted to COP 1.02 trillion during Q2 2026, representing a 16.75% decrease compared to 1Q26 and an annualized quarterly cost of credit of 1.56%. This performance was primarily driven by recoveries from significant clients and lower expenses related to macroeconomic expectations. The non-performing loan ratio stood at 3.59% for 30 days and 2.48% for 90 days.

•Equity attributable to shareholders reached COP 38.1 trillion at the end of June 2026, increasing 4.80% compared to the previous quarter and decreasing 7.68% compared to 2Q25. Both the quarterly and annual variations reflect the effects of the Colombian peso's appreciation against the US dollar and the changes recorded in the Other Comprehensive Income accounts related to the sale of Banistmo. However, during the quarter, strong profit generation offset these effects and sustained equity growth.

•In terms of digital strategy, a positive trend is observed. As of June 30, 2026, Bancolombia had 9.5 million active digital customers on the Mi Bancolombia app (measured over a 30-day period), as well as 28.8 million accounts on Nequi, of which 23.5 million were active.

August 10, 2026. Medellín, Colombia. Today, GRUPO CIBEST announced its financial results for the second quarter of 2026.

____________________________________________________
1. This report presents the unaudited consolidated financial information of GRUPO CIBEST S.A. and its subsidiaries (“Grupo Cibest” “Cibest”), which it controls, among other reasons, by directly or indirectly owning more than 50% of the voting shares. This financial information has been prepared based on accounting records generated in accordance with International Financial Reporting Standards (IFRS) and is presented in nominal terms. The financial information for the quarter ended June 30 is not necessarily indicative of expected results for any other future period. For further information, please refer to the SEC website, where you can find company communications. www.sec.gov. PRECAUTIONARY NOTE REGARDING FORWARD-LOOKING DISCLOSURES: This press release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking disclosures made in this press release, in future filings, and in written or oral press releases involve risks and uncertainties. Consequently, factors such as changes in the general economic situation and business conditions, volatility in exchange rates and interest rates, the introduction of products that compete with those of the Cibest Business Group by other companies, lack of acceptance of new products or services by our target customers, changes in business strategy, and other factors may cause actual results to differ materially from those mentioned in such disclosures. CIBEST does not intend to, and assumes no obligation to, update these statements. Some figures included in this release have been subject to decimal rounding. Any reference to CIBEST or CIBEST BUSINESS GROUP should be understood as the Cibest Group together with its subsidiaries, unless otherwise specified. The comma (,) indicates the decimal separator and the period (.) indicates the thousands separator. Representative Market Rate: July 1, 2026, $3,440.83 = US$1

1

2Q26
GRUPO CIBEST: Summary of consolidated financial quarterly results
STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT GRUPO CIBEST	Quarter			Change	Change As of
(COP million)	Pro Forma 2Q25	1Q26	2Q26	2Q26 / 1Q26	2Q26 / 2Q25
ASSETS
Net loan portfolio	234,924,735	248,207,458	248,790,151	0.23%	5.90%
Investments	34,392,799	38,830,679	48,219,272	24.18%	40.20%
Other assets	105,933,192	102,106,340	66,072,848	(35.29)%	(37.63)%
Total assets	375,250,726	389,144,477	363,082,271	(6.70)%	(3.24)%

LIABILITIES AND EQUITY
Deposits	252,981,953	271,721,894	271,046,925	(0.25)%	7.14%
Other liabilities	79,884,487	79,806,312	52,638,917	(34.04)%	(34.11)%
Total liabilities	332,866,440	351,528,206	323,685,842	(7.92)%	(2.76)%
Minority interest	1,090,211	1,239,544	1,272,757	2.68%	16.74%
Equity	41,294,075	36,376,727	38,123,672	4.80%	(7.68)%
Total liabilities and equity	375,250,726	389,144,477	363,082,271	(6.70)%	(3.24)%

Interest income	7,958,432	8,253,120	9,454,009	14.55%	18.79%
Interest expense	(3,083,514)	(3,070,694)	(3,416,764)	11.27%	10.81%
Net interest income	4,874,918	5,182,426	6,037,245	16.49%	23.84%
Net provisions	(1,059,845)	(1,229,260)	(1,023,321)	(16.75)%	(3.45)%
Net income from fees and other services	1,167,652	1,251,076	1,374,285	9.85%	17.70%
Other operating income	817,616	854,727	945,042	10.57%	15.59%
Total income from equity participation	121,210	130,810	170,904	30.65%	41.00%
Total operating expenses	(3,581,598)	(4,044,417)	(3,649,383)	(9.77)%	1.89%
Profit before taxes	2,339,953	2,145,362	3,854,772	79.68%	64.74%
Income tax	(619,970)	(709,536)	(987,741)	39.21%	59.32%
Profit before non-controlling interest	1,719,983	1,435,826	2,867,031	99.68%	66.69%
Minority interest	1,090,211	1,239,544	1,272,757	2.68%	16.74%
Net profit for the year attributable to shareholders of the parent company	1,791,303	1,457,111	2,730,344	87.38%	52.42%

2

2Q26
PRINCIPAL RATIOS

	Accumulated		Quarter
	2Q25	2Q26	Pro Forma 2Q25	1Q26	2Q26
PROFITABILITY
Net interest margin (1)	6.80%	7.49%	6.99%	7.03%	7.94%
Return on average total assets (2)	2.13%	2.37%	2.19%	1.69%	3.03%
Return on average shareholders´ equity (3)	16.80%	21.51%	17.49%	14.89%	28.73%
EFFICIENCY
Operating expenses to net operating income	50.50%	48.25%	51.30%	54.51%	42.80%
Operating expenses to average total assets	4.20%	4.40%	4.38%	4.70%	4.10%
Operating expenses to productive assets	4.92%	5.14%	5.14%	5.48%	4.80%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS	3.61	5.11	1.83	1.68	3.32
Net income per share $COP	3,669	4,395	1,862	1,535	2,853
P/BV ADS (4)	1.09	1.69	1.09	1.74	1.69
P/BV Local (5) (6)	1.19	1.93	1.19	2.04	1.93
P/E (7)	6.69	8.37	6.59	11.84	6.44
ADR price	46.19	79.43	46.19	72.81	79.43
Common share price (8)	51,000	78,000	51,000	78,000	78,000
Total shares outstanding	961,827,000	944,661,966	961,827,000	949,182,366	944,661,966
USD exchange rate (quarter end)	4,070	3,441	4,070	3,660	3,441
(1) Defined as net interest income divided by the monthly average of interest-bearing assets. (2) Defined as annualized quarterly net income divided by the monthly average of total assets. (3) Defined as annualized quarterly net income divided by the monthly average of equity. (4) Defined as the ADS price divided by its book value. (5) Defined as the common stock price divided by its book value. (6) Common stock prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarterly earnings. (8) Price at the end of the respective quarter.

3

2Q26
1. CONSOLIDATED STATEMENT OF FINANCIAL POSITION GRUPO CIBEST
1.1. Loan Portfolio
The following table summarizes Grupo Cibest’s total loan portfolio:
LOAN PORTFOLIO

	Quarter			Change
(COP million)	Pro Forma 2Q25	1Q26	2Q26	2Q26 / 1Q26	2Q26 / 2Q25	% of total loans
Commercial	165,238,196	172,228,283	171,758,952	(0.27)%	3.95%	65.49%
Consumer	49,832,521	53,284,494	53,538,432	0.48%	7.44%	20.41%
Mortgage	32,106,614	35,265,510	35,903,418	1.81%	11.83%	13.69%
Small Business	934,714	1,083,077	1,099,467	1.51%	17.63%	0.42%
Interests received in advance	(27,198)	(27,398)	(27,088)	(1.13)%	(0.41)%	(0.01)%
Total loan portfolio	248,084,847	261,833,966	262,273,181	0.17%	5.72%	100.00%
Allowance for loan losses	(13,160,112)	(13,626,508)	(13,483,030)	(1.05)%	2.45%
Total loans, net	234,924,735	248,207,458	248,790,151	0.23%	5.90%
During the second quarter of 2026, the gross loan portfolio reached COP 262.3 trillion, registering a growth of 0.17% compared to the previous quarter and 5.72% year-over-year.

The slight expansion during the quarter was led by the mortgage and consumer loan portfolios, offsetting the decrease registered in the commercial loan portfolio. Excluding the exchange rate impact, the portfolio would have increased 1.4% quarter-over-quarter and 9.6% year-over-year. The portfolio's performance was mainly explained by the performance of Bancolombia S.A., which reported a 0.7% increase during the quarter, supported by stronger activity in the mortgage and consumer segments, partially offset by a slight decline in the commercial loan portfolio. Bancolombia Panama registered the largest expansion within regional operations, driven by a higher volume of cross-border transactions. Although the individual loan portolios of Banco Agrícola and BAM do not reflect these balances, both franchises continued to be key contributors to regional business generation through this offshore subsidiary. Banco Agrícola registered 1.8% growth measured in USD due to improved performance in its commercial and consumer lending, while BAM experienced a 1.4% quarterly decrease measured in USD, primarily due to lower balances in its commercial and consumer loan portfolios.

The mortgage portfolio continued its positive trajectory, growing 1.81% compared to the previous quarter and increasing 11.83% year-over-year. This performance was mainly driven by Bancolombia S.A. In contrast, the mortgage portfolio in Central America showed slower growth during the quarter.

The consumer loan portfolio grew 0.48% compared to 1Q26, primarily driven by the performance of credit cards, vehicle financing, and Nequi. Year-over-year, it increased 7.44%, mainly driven by loan origination at Bancolombia S.A.

For more details on portfolio coverage and quality, see section 2.5. Asset Quality and Provision Charges.

The following table shows the composition of Grupo Cibest's portfolio by type and currency:

4

2Q26

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3440.83 COP)	2Q26	2Q26 / 1Q26	2Q26	2Q26 / 1Q26	2Q26	2Q26 / 1Q26	2Q26	2Q26 / 1Q26
Commercial loans	134,811,372	(0.34)%	36,947,580	(0.04)%	10,737,985	6.33%	171,758,952	(0.27)%
Consumer loans	42,032,016	1.71%	11,506,415	(3.80)%	3,344,081	2.33%	53,538,432	0.48%
Mortgage loans	31,847,784	2.97%	4,055,635	(6.47)%	1,178,679	(0.51)%	35,903,418	1.81%
Small business loans	1,082,272	1.68%	17,195	(7.94)%	4,997	(2.08)%	1,099,467	1.51%
Gross loans	209,748,189	0.57%	52,524,991	(1.41)%	15,265,210	4.88%	262,273,181	0.17%
Loan portfolio breakdown by currency and region

1.2. Funding

At the end of 2Q26, customer deposits totaled COP 271,047 billion, representing 84% of total liabilities.

Founding balances registered a decrease of 0.25% compared to 1Q26 and an increase of 7.14% compared to 2Q25. The quarterly variation was mainly explained by the effect of the Colombian peso's appreciation on balances denominated in foreign currency and by lower loan demand during the period. Within the deposit mix, there was a decrease in checking account balances, partially offset by the growth in savings accounts, driven by the institutional segment and by seasonal factors associated with the inflow of funds from payroll, bonuses, and other social benefits during June.

Sight deposits continued to be the main source of funding, with a 56.99% share at the end of the quarter. This category maintained a relatively stable share compared to 1Q26, supported by a greater share of savings accounts, which increased from 46.73% to 46.77%, partially offsetting the decrease observed in checking accounts, which fell from 10.94% to 10.22%. Meanwhile, time deposits decreased their share of the funding mix, falling from 33.61% in 1Q26 to 32.92% in the current quarter. This is mainly explained by lower time deposit balances in the Colombian operation, which more than outweighed the growth recorded in BAM, along with the effect of the Colombian peso's appreciation on balances denominated in foreign currency. As a result, the funding structure maintained a higher weighting of sight deposits, favoring an efficient funding mix and a solid liquidity position at the end of the period.

5

2Q26
FUNDING MIX

	Quarter			Change
FUNDING MIX (COP Million)	Pro Forma 2Q25		1Q26		2Q26
Checking accounts	31,818,648	11.62%	31,784,786	10.94%	30,016,415	10.22%
Savings accounts	122,660,392	44.81%	135,787,956	46.73%	137,333,799	46.77%
Time deposits	92,706,194	33.87%	97,659,302	33.61%	96,654,165	32.92%
Other deposits	9,388,956	3.43%	8,499,250	2.92%	13,715,710	4.67%
Long term debt	7,765,416	2.84%	7,450,619	2.56%	6,987,255	2.38%
Loans with banks	9,377,120	3.43%	9,406,310	3.24%	8,930,802	3.04%
Total Funds	273,716,726	100.00%	290,588,223	100.00%	293,638,146	100.00%
1.3. Shareholders’ Equity

Equity attributable to shareholders ended 2Q26 at COP 38.1 trillion, registering a 4.8% increase compared to 1Q26 and a 7.7% decrease compared to 2Q25. The evolution of equity primarily reflected profit generation during the period, as well as the effects of the appreciation of the Colombian peso, the capital impacts associated with the completion of the Banistmo transaction, and the execution of the share buyback program.

The decrease in reserves during the quarter primarily reflects accounting effects associated with the outflow of reserves from Banistmo, offset by retained earnings, and the effect of the execution of the share buyback program approved by the extraordinary shareholders' meeting on March 24, 2026, for an amount of up to 1.35 trillion pesos, the execution of which began on April 21, 2026. As of June 2026, 20.5% of the program had been executed, equivalent to 4,398,970 shares repurchased, of which 73.8% corresponded to preferred shares, 12.0% to ADRs, and 14.3% to ordinary shares.
2.INCOME STATEMENT GRUPO CIBEST

2Q26 closed with a net income of COP 2.73 billion, equivalent to COP 2,853 per share (USD 3.32 per ADR). This result was primarily driven by the performance of net interest income, due to higher portfolio returns and increased income from the valuation of financial instruments.

The quarterly annualized return on equity (ROE) of Grupo Cibest was 28.73% in the second quarter of 2026 and 21.51% year-to-date.
2.1.Net Interest Income & Net Interest Margin

Net interest income totaled COP 6,037 billion in 2Q26, growing 16.49% compared to 1Q26 and 23.84% compared to 2Q25. Growth was driven by higher income from the loan portfolio, primarily in the commercial segment, as a result of higher portfolio performance, as well as solid growth in income from the valuation of financial instruments.

While higher interest rates increased the cost of funding for savings accounts and time deposits, income generated by the loan portfolio and investment portfolios grew at a faster pace than interest expenses, boosting net interest income growth in the quarter.

The quarterly annualized weighted average cost of deposits stood at 4.40% in 2Q26, representing an increase of 40 basis points compared to 1Q26.

The loan portfolio NIM stood at 8.28% during the quarter, increasing 44 basis points (bps) compared to 1Q26 and 80 bps compared to 2Q25, reflecting greater expansion of loan yields relative to funding costs. Meanwhile, the NIM for investments reached 5.98%, increasing 416 bps compared to 1Q26 and 237 bps compared to 2Q25, driven by a larger average portfolio and higher income from debt valuations. As a result, the consolidated NIM stood at 7.94%, with an expansion of 91 bps compared to the previous quarter and 94 bps compared to 2Q25.

6

2Q26

Portfolio yield by category	Accumulated		Quarter
	2Q25	2Q26	Pro Forma 2Q25	1Q26	2Q26
Commercial Portfolio	11.39%	11.65%	11.56%	11.05%	12.22%
Consumer Portfolio	14.73%	17.00%	15.05%	16.73%	17.27%
Mortgages Portfolio	8.78%	9.86%	9.27%	9.71%	10.00%
Small Business Portfolio	19.86%	25.37%	22.74%	25.71%	25.02%
Total Portfolio	11.74%	12.56%	12.00%	12.09%	13.01%

	Accumulated		Quarter
	2Q25	2Q26	Pro Forma 2Q25	1Q26	2Q26
Checking accounts	0.34%	0.34%	0.38%	0.33%	0.35%
Saving accounts	2.42%	2.63%	2.50%	2.42%	2.82%
Time deposits	7.69%	7.79%	7.88%	7.58%	7.96%
Total deposits	4.14%	4.21%	4.24%	4.00%	4.40%

(1) Net interest margin and valuation income on financial instruments.

	Accumulated		Quarter
Quarterly Annualized Net Interest Margin	2Q25	2Q26	2Q25	1Q26	2Q26
Lending Net Interest Margin	7.34%	8.06%	7.48%	7.84%	8.28%
Investment Net Interest Margin	3.13%	4.07%	3.61%	1.82%	5.98%
Net interest margin (1)	6.80%	7.49%	6.99%	7.03%	7.94%
(1) Net interest margin and valuation income on financial instruments.
2.2.        Fees and Income from Services

Net income from fees and other services amounted to COP 1,374 billion in 2Q26, representing an increase of 9.85% compared to the previous quarter and 17.70% compared to 2Q25.

Fee income grew 5.39% quarter over quarter, driven primarily by increased activity in bancassurance, payments and collections, and higher revenues from structuring fees. Year-over-year, fee income increased 10.43%, supported by strong performance in banking services, bancassurance, debit and credit cards, and merchant card services. Specifically, banking services benefited from increased contributions from digital banking fees related to the marketing and distribution of products through digital platforms such as Nequi, as well as from higher transaction volumes at merchants connected to these channels.

Meanwhile, commission expenses decreased by 2.01% compared to 1Q26 and by 0.94% compared to 2Q25. This performance was explained by efficiencies derived from enhanced supplier spending management, adjustments to the banking correspondent operating model, and a favorable evolution in the costs associated with connection and processing services, thus contributing to a greater expansion of net fee income.

7

2Q26
*Figures in billions

2.3.        Other operating income

Total other operating income reached COP 945 billion in 2Q26, representing a 10.57% increase compared to 1Q26. This change was primarily driven by higher income related to exchange rate differences, the valuation of assets managed through collective investment funds, and results derived from vehicle sales through Renting Colombia. Additionally, favorable effects were recorded from the valuation of trusts and investment properties.
2.4. Dividends received, and share of profits of equity method investees

Dividends and other net income from equity investments totaled COP 170.9 billion in 2Q26, registering a increase of 30.65% compared to the previous quarter and 41.00% compared to 2Q25. This variation was mainly due to higher income from equity investments and a greater contribution from equity instruments and other financial instruments. This performance reflected the favorable performance of investments such as Tuya, Protección, Viva Malls, and Patria Asset Management, as well as higher returns from the Fondo Inmobiliario Colombia ( FIC) and the collective investment portfolios managed by Bancolombia Investment Banking.
2.5.         Asset Quality and Provision Charges

At the end of 2Q26, the principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 9,123 billion, equivalent to 3.59% of the gross portfolio, while 90-day past-due loans totaled COP 6,312 billion, representing 2.48%. The reduction in both indicators compared to the previous quarter reflects a favorable evolution in portfolio quality across all segments, with the exception of consumer loans, which grew slightly during the period.

The coverage, measured by the ratio of allowances for loan losses (principal) to past-due loans (30 days overdue), stood at 132.94% at the end of 2Q26, higher than the 132.69% recorded in 1Q26. Loan deterioration (new past-due loans including write-offs) totaled COP 1,013 trillion in 2Q26. The decrease in new non-performing loans reflects the strong performance of the portfolio and effective credit risk management, which have allowed the company to keep delinquency indicators within expected levels, despite a slight increase in write-offs associated with high inflation and interest rates.

Provision charges (after recoveries), totaled COP 1,023 billion in 2Q26, representing a 16.75% decrease compared to the previous quarter. This performance was primarily driven by significant provision recoveries from major clients and a lower provisioning requirement associated with a more stable macroeconomic outlook, partially offset by provisions established in other segments.

Provisions as a percentage of the average gross portfolio, quarterly annualized, was 1.56% in 2Q26 and 1.73% over the last 12 months, reflecting a decrease of 34 basis points compared to the previous quarter and 15 basis points compared to 2Q25. Capital provisions totaled COP 12,128 billion, representing coverage equivalent to 4.77% of the gross loan portfolio.

8

2Q26
Stage 3 balances continued to show a favorable trend during the quarter, while Stage 2 exhibited a moderate increase, primarily driven by provisions in the agro-export sector. These were associated with exposures under close monitoring for potential impacts from exchange rate volatility and the El Niño phenomenon, while remaining within the Bank’s expected risk management parameters.

The following tables present the basic measures related to asset quality:

ASSET QUALITY

	Periods completed
(COP millions)	Pro Forma 2Q25	1Q26	2Q26
Total 30-day past due loans	9,621,137	9,237,279	9,122,851
Allowance for loan losses (1)	11,827,621	12,257,356	12,127,943
Past due loans to total loans	3.98%	3.63%	3.59%
Allowances to past due loans	122.93%	1.33%	132.94%
Allowance for loan losses as a percentage of total loans	4.89%	4.82%	4.77%
___________________
(1)Allowances for the principal of loans.

PDL PER CATEGORY

	% Of loan Portfolio	30 days
		Pro Forma 2Q25	1Q26	2Q26
Commercial loans	65.49%	2.96%	2.71%	2.54%
Consumer loans	20.41%	6.12%	5.35%	5.46%
Small Business loans	0.42%	6.01%	8.26%	8.76%
Mortage loans*	13.69%	5.79%	5.30%	5.56%
PDL TOTAL		3.98%	3.63%	3.59%

	% Of loan Portfolio	90 days
		Pro Forma 2Q25	1Q26	2Q26
Commercial loans	65.49%	2.51%	2.33%	2.22%
Consumer loans	20.41%	3.64%	2.88%	3.06%
Small Business loans	0.42%	3.32%	4.31%	4.67%
Mortage loans*	13.69%	2.89%	2.77%	2.80%
PDL TOTAL		2.79%	2.51%	2.48%
________________________
*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

LOANS BY STAGES

	1Q26			2Q26			2Q26 / 1Q26
	Loans	Allowances	% Coverage	Loans	Allowances	% Coverage	Loans	Allowances
Stage 1	235,745,627	2,174,870	0.92%	235,741,411	2,312,457	0.98%	0.00%	6.33%
Stage 2	13,549,123	2,383,853	17.59%	14,150,425	2,421,671	17.11%	4.44%	1.59%
Stage 3	12,539,216	9,067,785	72.32%	12,381,345	8,748,902	70.66%	(1.26)%	(3.52)%
Total	261,833,966	13,626,508	5.20%	262,273,181	13,483,030	5.14%	0.17%	(1.05)%
Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).
Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).
Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses)

9

2Q26
2.6.        Operating Expenses

During 2Q26, operating expenses totaled COP 3,649 billion, representing a decrease of 9.77% compared to 1Q26 and 1.89% compared to 2Q25. Operating efficiency ended at 42.80% in the quarter and 48.25% over the last 12 months.

Personnel expenses (salaries, employee benefits, and bonuses) totaled COP 1,544 billion in the quarter, decreasing 0.65% compared to 1Q26 and increasing 6.11% compared to 2Q25. The quarterly reduction was mainly due to the appreciation of the exchange rate and adjustments in actuarial calculations. On an annual basis, growth was driven by salary increases, the effects of labor reform, and the seasonal dynamics of bonuses.

Meanwhile, general expenses totaled COP 2,106 billion in the quarter, decreasing 15.45% compared to 1Q26 and 0.99% compared to 2Q25. The quarterly change was mainly due to a base effect associated with the recognition of wealth tax during the previous quarter, as well as the effects of the exchange rate appreciation. Compared to 2Q25, the reduction was primarily due to lower expenses associated with the contact center operation, the absence of non-recurring expenses related to the establishment of Grupo Cibest, and efficiencies in technology expenses resulting from progress in the cloud migration.

As of June 30, 2026, Grupo Cibest had 31,568 employees, 794 branches, 5,787 ATMs, 35,449 banking correspondents and more than 32 million customers.

*Figures in billions
2.7.        Taxes
Grupo Cibest income tax totaled COP 988 billion in 2Q26, equivalent to an effective tax rate of 26%. This decrease was primarily due to the reversal of COP 153 billion deferred tax, following the Constitutional Court's declaration of unconstitutionality of Legislative Decree 1474 of 2025 on April 15, 2026, which established a surtax on income tax for the financial sector. The effective tax rate continued to benefit from tax-exempt income associated with the social housing portfolio and investments in productive fixed assets in Colombia, as well as from tax benefits in Guatemala, El Salvador, and Panama related to investments in government securities.

10

2Q26
3.BREAK DOWN OF PRINCIPAL OPERATIONS
The following tables summarize the financial statements of our operations in each country.

BANCOLOMBIACONSOLIDATED 1

During 2026, the Colombian economy is undergoing a macroeconomic stabilization process, with signs of moderate expansion supported primarily by private consumption and public spending. However, private investment continues to lag, especially in sectors such as construction and mining, limiting structural growth and keeping the recovery concentrated on temporary sources of demand. Adding to this scenario is a renewed acceleration of inflation, which reached 6.14% year-on-year in June and remains pressured by services, food, and regulated items, in an environment of high indexation and lagged effects from the minimum wage increase. In response, the Central Bank resumed its upward cycle and raised the monetary policy rate to 12.00%, with the possibility of increasing it to 12.75% in the coming months. Although the reduction in political uncertainty following the electoral process has helped moderate sovereign risk premiums, market attention remains focused on fiscal sustainability, given the need to implement a credible adjustment to correct the projected 6.5% of GDP deficit for 2026 and stabilize the long-term trajectory of public debt.

In this context, Bancolombia's consolidated loan portfolio grew 1.01% in 2Q26 compared to the previous quarter, driven primarily by the dynamism of the mortgage and consumer loan portfolios. The consumer loan portfolio continued to show positive growth, supported by the performance of credit cards, Nequi and vehicle financing, supported by new commercial alliances focused on financing electric vehicles. Meanwhile, the commercial loan portfolio registered moderate growth, mainly due to the positive performance of operations at Bancolombia Panama. Portfolio growth was impacted by the appreciation of the exchange rate, which partially moderated the expansion of the consolidated portfolio.

Regarding deposits, the total balance increased by 0.42% during the quarter, driven primarily by savings accounts, which were boosted by higher balances in the institutional segment and by seasonal factors associated with payroll, bonuses, and other social benefits payments during June. In contrast, time deposits and checking accounts registered decreases compared to the previous quarter. However, time deposits continued to show positive growth, supported by the increase in deposits through online channels and Valores Bancolombia. Overall, these factors contributed to a more efficient funding mix, with a greater share of lower-cost deposits and a solid liquidity position at the end of the period.

Bancolombia Consolidated's net income reached COP 2,585 billion in 2Q26, representing a 102.88% increase compared to the previous quarter. This result was supported by a solid expansion of net interest income, driven primarily by higher portfolio income, reflecting increased profitability in the commercial loan portfolio, as well as higher income from consumer and mortgage portfolios. Additionally, treasury results contributed positively to the quarter's performance, supported by growth in the investment portfolio, particularly in debt securities. As a result, the net interest margin continued to strengthen during the period, reaching 8.06%, equivalent to an expansion of 92 basis points compared to 1Q26.

Provision expenses decreased compared to the previous quarter, driven mainly by significant recoveries from corporate clients and a lower provisioning requirement resulting from a stable macroeconomic outlook. During the quarter, no significant new Stage 3 exposures were recorded, while the moderate increase in Stage 2 was primarily concentrated in a small number of agro-export sector clients under monitoring for potential impacts associated with exchange rate volatility and the El Niño phenomenon. In this context, the cost of credit continued to improve, reaching 1.46%, in line with the favorable asset quality trends observed over the past several quarters.

Net fees showed positive growth during the quarter, driven by increased activity in bancassurance, banking services, and transactional products.

Operating expenses decreased compared to the previous quarter, primarily reflecting lower overhead costs due to the absence of the non-recurring effect of the wealth tax enacted by the national government and recorded in 1Q26.

Finally, the annualized quarterly ROE was 37.04%.

The basic solvency ratio stood at 12.55% and the total solvency ratio at 14.19%. The increase compared to the previous quarter is explained by the profits for the period.

The following are the statement of financial position, income statement, and key indicators for Bancolombia Consolidated as of 2Q26.
1 Bancolombia’s consolidated financial statements include Bancolombia S.A., Fiduciaria Bancolombia S.A., Bancolombia Investment Banking S.A., Inversiones CFNS, Valores Simesa, Valores Bancolombia, Bancolombia Panama, Bancolombia Puerto Rico, the Colombia Real Estate Fund (FCP Fondo Inmobiliario Colombia), Cibest Capital Holdings, CCLA, among other companies.

11

2Q26

CONSOLIDATED CREDIT PORTFOLIO QUALITY OF BANCOLOMBIA

LOAN PORTFOLIO QUALITY
(Millions of pesos)	1Q26	2Q26
Total past-due loan portfolio (30 days)	8,348,469	8,276,113
Loan loss provision	11,072,605	11,008,333
Past-due portfolio / Total portfolio	3.77%	3.71%
Provision / Past-due portfolio	132.63%	133.01%
Provision for loan loss and interest as a percentage of total portfolio	5.01%	4.93%

Consolidated Portfolio by Stages Bancolombia

	2Q26
	loan	Portfolio Provisions	%
Stage 1	208,594,292	2,054,836	0.99%
Stage 2	11,014,979	2,154,920	19.56%
Stage 3	11,270,508	7,990,235	70.90%
Total	230,879,779	12,199,991	5.28%

BANCOLOMBIA CONSOLIDATED KEY INDICATORS

BANCOLOMBIA CONSOLIDATED PROFORMA INDICATORS	Accumulated	Quarter
	2Q26	1Q26	2Q26
PROFITABILITY
Net Interest Margin	7.61%	7.14%	8.06%
Net Portfolio and Leasing Margin	8.14%	7.93%	8.35%
MNI Investments, Debt Securities and Derivatives	4.34%	1.83%	6.37%
ROA	2.59%	1.75%	3.41%
ROE	27.54%	18.35%	37.04%

EFFICIENCY
Financial Efficiency	46.40%	52.76%	40.92%
Operational Efficiency	4.29%	4.61%	3.99%

PORTFOLIO INDICATORS
30-Day Portfolio Quality	3.71%	3.77%	3.71%
30-Day Portfolio Coverage	133.01%	132.63%	133.01%
90-Day Portfolio Quality	2.58%	2.65%	2.58%
90-Day Portfolio Coverage	190.98%	188.66%	190.98%
Cost of Credit	1.67%	1.89%	1.46%

12

2Q26

BANCOLOMBIA CONSOLIDATED SOLVENCY RATIOS

	1Q26	2Q26
Technical equity	31,184,655	33,426,652
Basic solvency ratio	11.73%	12.55%
Total solvency ratio	13.54%	14.19%
RWA	187,521,407	190,210,305
Total market risk	12,461,453	13,852,498
Total operating risk	30,367,530	31,535,269

13

2Q26
BANAGRICOLA- EL SALVADOR

The Salvadoran economy registered a marked acceleration during the first quarter of 2026, reaching 4.8% growth. This performance was driven by a 13.5% increase in construction, boosted by the execution of more than 120 infrastructure projects slated for completion between 2028 and 2030. On the price front, pressures stemming from higher fuel and fertilizer costs have temporarily increased costs for consumers and producers, pushing inflation to 2.8% in June. Externally, the slowdown in remittances could limit households' ability to further expand their consumption, in a context also marked by uncertainty surrounding the evolution of the conflict in the Middle East and its potential disruptions to international trade. Thus, the most optimistic growth forecasts for the country are based primarily on favorable domestic dynamics, thanks to the positive spillover effects of construction on private employment, financial activities, and trade—a trend expected to continue throughout the forecast period.

Banagrícola's gross loan portfolio ended the quarter with quarterly growth of 1.8% in USD, driven primarily by the performance of the consumer loan portfolio, especially personal loans and credit cards. The commercial loan portfolio also contributed positively to growth, supported by stronger performance in the construction and corporate banking segments. Deposits showed a moderate decrease during the quarter, mainly due to lower balances in the corporate segment, partially offset by increased deposits from individuals. Time deposits remained relatively stable and continued to show a significant share of originations through digital channels. Loans with financial institutions increased, mainly due to the acquisition of subordinated debt from Bancolombia Panamá. This transaction was intended to prepay obligations to multilateral banks and is part of the capital structure optimization initiatives.

Banagrícola's net income was COP 110.66 billion in 2Q26, 6.6% lower than the previous quarter due to higher loan loss provisions. However, the net interest margin continued to show positive growth, reflected in a 4.0% increase in net interest income, driven by higher loan portfolio income, treasury contributions, and lower funding costs associated with time deposits. In this context, the net interest margin reached 7.27%, widening by 24 basis points compared to 1Q26.

Provision charges increased compared to the previous quarter, due to higher requirements in the consumer loan portfolio, portfolio growth, and adjustments to macroeconomic variables, while the commercial loan portfolio remained stable. Consequently, the cost of risk increased compared to the previous quarter, although quality indicators remain within the bank's risk appetite.

Net commissions increased 0.9% compared to the previous quarter, reflecting the strong performance of the credit and debit card businesses, as well as a greater contribution from remittances.

Operating expenses increased compared to the previous quarter, mainly due to higher overhead costs related to maintenance and repairs, as well as increased depreciation associated to right-of-use assets.

Finally, the quarterly annualized ROE was 19.88%.

The total solvency ratio was 14.75%. The increase compared to the previous quarter is mainly due to the issuance of subordinated debt subscribed by Bancolombia Panama and the profits for the current period.

14

2Q26
STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED (1)

STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT	Accumulated		Variation	Quarter			Change
(COP million)	2Q25	2Q26	2Q26/2Q25	2Q25	1Q26	2Q26	2Q26 / 1Q26	2Q26/ 2Q25
ASSETS
Gross loans	18,147,217	16959171	(6.55)%	18,147,217	17,718,470	16,959,171	(4.29)%	(6.55)%
Allowances for loans	(563,127)	(554,591)	(1.52)%	(563,127)	(555,340)	(554,591)	(0.13)%	(1.52)%
Net Investments	3,317,820	3933476	18.56%	3,317,820	4,069,178	3,933,476	(3.33)%	18.56%
Other assets	4,759,210	4,237,445	(10.96)%	4,759,210	4,794,851	4,237,445	(11.63)%	(10.96)%
Total assets	25,661,120	24,575,500	(4.23)%	25,661,120	26,027,159	24,575,500	(5.58)%	(4.23)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	21,037,764	20,260,599	(3.69)%	21,037,764	21,620,039	20,260,599	(6.29)%	(3.69)%
Other liabilities	1,776,397	(3,797,165)	(313.76)%	1,776,397	2,155,919	(3,797,165)	(276.13)%	(313.76)%
Total liabilities	22,814,160	22,351,722	(2.03)%	22,814,160	23,775,957	22,351,722	(5.99)%	(2.03)%
Non-controlling interest	48,825	45,706	(6.39)%	48,825	46,499	45,706	(1.71)%	(6.39)%
Stockholders’ equity attributable to the owners of the parent company	2,798,134	2,178,072	(22.16)%	2,798,134	2,204,703	2,178,072	(1.21)%	(22.16)%
Total liabilities and shareholders’ equity	25,661,120	24,575,500	(4.23)%	25,661,120	26,027,159	24,575,500	(5.58)%	(4.23)%

Interest income	1,020,814	962,374	(5.72)%	526,014	476,158	486,216	2.11%	(7.57)%
Interest expense	228,481	197,007	(13.78)%	(115,968)	(100,960)	(96,047)	(4.87)%	(17.18)%
Net interest income	792,333	765,367	(3.40)%	410,046	375,198	390,169	3.99%	(4.85)%
Net provisions	(143,772)	(200,344)	39.35%	(83,272)	(89,829)	(110,516)	23.03%	32.72%
Fees and income from service, net	156,522	154,488	(1.30)%	80,923	76,887	77,601	0.93%	(4.11)%
Other operating income	38,825	18,508	(52.33)%	19,342	8,143	10,365	27.29%	(46.41)%
Total operating expense	452,424	445,047	(1.63)%	(233,781)	(220,466)	(224,582)	1.87%	(3.93)%
Profit before tax	391,485	292,971	(25.16)%	193,259	149,934	143,037	(4.60)%	(25.99)%
Income tax	(93,498)	(59,441)	(36.43)%	(51,391)	(29,162)	(30,279)	3.83%	(41.08)%
Net income before non-controlling interest	297,987	233,530	(21.63)%	141,868	120,772	112,758	(6.64)%	(20.52)%
Non-controlling interest	5,610	4,357	(22.34)%	(2,665)	(2,265)	(2,092)	(7.64)%	(21.50)%
Net income	292,376	229,173	(21.62)%	139,203	118,507	110,665	(6.62)%	(20.50)%
(1) Corresponds to the results of Banagrícola and its subsidiaries before eliminating intercompany transactions with other Grupo Cibest companies

PRINCIPAL RATIOS	Accumulated		Quarter
	2Q25	2Q26	2Q25	1Q26	2Q26
NIM	7.22%	7.09%	7.47%	6.90%	7.27%
ROE	21.33%	20.13%	19.98%	20.53%	19.88%
ROA	2.22%	1.77%	2.10%	1.82%	1.71%
CoR	1.58%	2.27%	1.82%	2.02%	2.51%
Financial Efficiency	45.81%	47.43%	45.81%	47.90%	46.97%
Total Solvency	13.38%	14.75%	13.38%	13.60%	14.75%
30 Day PDL	1.80%	2.00%	1.80%	1.92%	2.00%
30 Day PDL Coverage	155.49%	149.14%	155.49%	147.47%	149.14%
90 Day PDL	0.97%	1.00%	0.97%	0.87%	1.00%
90 Day PDL Coverage	287.85%	297.38%	287.85%	326.64%	297.38%

15

2Q26
GRUPO AGROMERCANTIL HOLDING – GUATEMALA

Guatemala has shown one of the best performances in the Central American region in recent years, driven by solid growth in financial activities and resilient exports. In this context, the economy grew by 4.5% in the first quarter of 2026. On the price side, although inflation has consistently remained below the Bank of Guatemala's 4.0% target, the increase in energy prices stemming from the conflict in the Middle East accelerated the indicator in the short term, reaching 2.3% in June. Looking ahead, the economy is expected to maintain a favorable trajectory, as increased investment in infrastructure projects and the dynamism of tourism offset the potential reduction in remittances associated with a more restrictive immigration policy in the United States. In line with this outlook, President Arévalo's government has shown a greater willingness to increase spending on infrastructure and social programs, and it is estimated that public administration will provide an additional boost to growth. However, it is important to highlight that Guatemala has historically been characterized by its fiscal strength and that, while there are plans to expand spending, a slight deterioration in public finances over the next few years would not be perceived as an alarming factor by rating agencies.

BAM's loan portfolio ended 2Q26 with a 1.4% decrease in USD terms, mainly due to lower balances in the business segment. In the consumer segment, the portfolio showed moderation, particularly in personal loans, as a result of the implemented containment strategies, while the credit card portfolio performed favorably. Regarding deposits, growth in time deposits stood out, primarily from business clients, as well as in savings accounts, in line with the funding cost optimization strategy focused on strengthening savings products and selectively managing higher-cost deposits. This dynamic strengthened the entity's liquidity position and supported the growth of the investment portfolio. Loans from financial institutions decreased, mainly due to amortizations of credit lines. During the quarter, BAM prepaid a debt with multilateral banks by obtaining a loan from Bancolombia Panama, as part of its capital and funding structure management.

BAM's net income for 2Q26 was COP 97.8 billion, representing a 19.6% increase compared to the previous quarter.

Net interest income registered a quarterly increase of 7.39%, driven primarily by a higher contribution from treasury, especially from the performance of the portfolio of debt securities issued by the Government of Guatemala and active liquidity management. Meanwhile, interest expenses decreased by 5.55%, mainly due to lower costs associated with loans from financial institutions following amortizations made during the quarter, as well as the gradual reduction in interest rates on savings deposits.

The dynamics of loan loss provisions at BAM continued to reflect disciplined credit risk management. While there was an increase in the loan portfolio past due by more than 90 days, the indicators for loans past due by 30 days showed a favorable trend. Provisioning expenses increased compared to 1Q26, primarily due to higher requirements in the consumer loan portfolio, especially in Personal Loans. However, year-to-date provisions continue to show a favorable trend supported by the containment strategy in personal loans. In this context, the cost of credit stood at 1.72% during 2Q26, higher than that recorded in the previous quarter, but below the level observed in 2Q25.

Net commissions decreased compared to 1Q26, primarily due to the absence of income from syndicated loans recorded in the previous quarter. Additionally, commission expenses increased due to the early repayment of financial obligations and the recovery of outsourced portfolios.

Operating expenses decreased compared to the previous quarter, supported by lower labor costs resulting from organizational optimization initiatives. While general expenses increased due to marketing campaigns and institutional initiatives, the entity continued to capture operational efficiencies that boosted profitability.

Finally, the annualized quarterly ROE was 20.12%.

The core solvency ratio was 7.35%, and the total solvency ratio was 12.97%. The increase compared to the previous quarter is explained by the profit for the period.

16

2Q26
STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED (1)

STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT	Accumulated		Variation	Quarter			Change
(COP million)	2Q25	2Q26	2Q26/ 2Q25	2Q25	1T26	2Q26	2Q26 / 1Q26	2Q26 / 2Q25
ASSETS
Gross loans	19,903,644	16,735,646	(15.92)%	19,903,644	18,053,188	16,735,646	(7.30)%	(15.92)%
Allowances for loans	(949,930)	(701,734)	(26.13)%	(949,930)	(787,790)	(701,734)	(10.92)%	(26.13)%
Net Investments	2,646,227	2,276,678	(13.97)%	2,646,227	2,371,087	2,276,678	(3.98)%	(13.97)%
Other assets	4,396,525	3,456,178	(21.39)%	4,396,525	3,595,120	3,456,178	(3.86)%	(21.39)%
Total assets	25,996,446	21,766,769	(16.27)%	25,996,446	23,231,606	21,766,769	(6.31)%	(16.27)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	18,743,117	16,974,019	(9.44)%	18,743,117	17,798,771	16,974,019	(4.63)%	(9.44)%
Other liabilities	5,052,099	2,847,327	(43.64)%	5,052,099	3,462,781	2,847,327	(17.77)%	(43.64)%
Total liabilities	23,795,215	19,821,346	(16.70)%	23,795,215	21,261,551	19,821,346	(6.77)%	(16.70)%
Non-controlling interest	50,563	46,108	(8.81)%	50,563	46,480	46,108	(0.80)%	(8.81)%
Stockholders’ equity attributable to the owners of the parent company	2,150,667	1,899,315	(11.69)%	2,150,667	1,923,574	1,899,315	(1.26)%	(11.69)%
Total liabilities and shareholders’ equity	25,996,446	21,766,769	(16.27)%	25,996,446	23,231,606	21,766,769	(6.31)%	(16.27)%

Interest income	1,032,617	888,996	(13.91)%	519,880	441,991	447,005	1.13%	(14.02)%
Interest expense	512,137	415,606	(18.85)%	(259,290)	(213,738)	(201,868)	(5.55)%	(22.15)%
Net interest income	520,480	473,390	(9.05)%	260,590	228,254	245,137	7.40%	(5.93)%
Net provisions	238,105	150,502	(36.79)%	(124,233)	(74,381)	(76,121)	2.34%	(38.73)%
Fees and income from service, net	65,797	110,764	68.34%	38,291	59,692	51,072	(14.44)%	33.38%
Other operating income	80,566	68,833	251.27%	54,559	31,633	37,199	17.60%	(31.82)%
Total operating expense	357,463	283,008	(38.60)%	(178,294)	(142,328)	(140,680)	(1.16)%	(21.10)%
Profit before tax	71,275	219,477	(112.80)%	50,913	102,870	116,607	13.35%	129.03%
Income tax	(14,320)	(36,230)	(116.51)%	(15,669)	(19,905)	(16,324)	(17.99)%	4.18%
Net income before non-controlling interest	56,955	183,247	(605.79)%	35,244	82,965	100,283	20.87%	184.54%
Non-controlling interest	3,512	3,676	4.68%	(2,648)	(1,195)	(2,482)	107.69%	(6.29)%
Net income	53,443	179,571	236.00%	32,596	81,770	97,801	19.61%	200.04%
(1) Corresponds to the results of Grupo Agromercantil Holding and its subsidiaries before eliminating intercompany transactions with other Grupo Cibest companies

	Accumulated		Quarter
PRINCIPAL RATIOS	2Q25	2Q26	2Q25	1Q26	2Q26
NIM	4.59%	4.66%	4.59%	4.42%	4.91%
ROE	4.90%	18.05%	5.99%	16.21%	20.12%
ROA	0.41%	1.53%	0.50%	1.37%	1.70%
CoR	2.34%	1.68%	2.45%	1.63%	1.72%
Financial Efficiency	53.61%	43.34%	50.45%	44.54%	42.19%
Basic Solvency	7.43%	7.35%	14.75%	7.26%	7.35%
Total Solvency	13.21%	12.97%	13.21%	12.49%	12.97%
30 Day PDL	3.43%	3.08%	7.43%	7.26%	7.35%
30 Day PDL Coverage	125.26%	121.92%	125.26%	125.48%	121.92%
90 Day PDL	2.43%	2.29%	2.43%	2.03%	2.29%
90 Day PDL Coverage	176.35%	164.21%	176.35%	190.74%	164.21%

17

2Q26
4.Grupo Cibest Company Description (NYSE: CIB, BVC: CIBEST Y PFCIBEST)

Grupo Cibest is a conglomerate of financial institutions and complementary businesses that offers a broad portfolio of products and services to a diversified base of over 32 million entities and individual clients. Grupo Cibest distributes its products and services through a regional platform comprising the largest private banking network in Colombia, with further presence in the Central American market through El Salvador's leading financial group, as well as international banking subsidiaries and local licenses in Panama, Guatemala, and Puerto Rico. BANCOLOMBIA and its business lines provide brokerage services, investment banking, financial leasing, factoring, consumer credit, fiduciary services, asset management, among others.

Contact Information
Grupo Cibest Investor Relations
Phone:	(601) 4885371
E-mail:	IR@Grupocibest.com.co
Contacts:	Catalina Tobón Rivera (IR Director)
Website:	https://www.grupocibest.com/Investor-relations

18

2Q26

STATEMENT OF FINANCIAL POSITION BANCOLOMBIA STANDALONE	Quarter			Variation
	2Q25	1Q26	2Q26	2Q26/1Q26	2Q26/2Q25
ASSETS
Cash and cash equivalents	17,598,994	17,929,859	16,954,016	(5.44)%	(3.66)%
Investment instruments, net	25,973,786	28,333,902	37,961,804	33.98%	46.15%
Derivative instruments	3,214,068	4,837,971	8,037,433	66.13%	150.07%
Investment instruments and derivatives	29,187,854	33,171,873	45,999,237	38.67%	57.60%
Loan portfolio from customers and financial institutions	198,722,204	215,810,986	217,211,492	0.65%	9.30%
Impairment of loan portfolio and finance lease operations	(12,862,532)	(13,326,158)	(13,193,209)	(1.00)%	2.57%
Loan portfolio from customers and financial institutions, net	185,859,672	202,484,828	204,018,283	0.76%	9.77%
Assets held for sale and inventories	273,276	265,715	305,702	15.05%	11.87%
Investments in subsidiaries	8,170,951	8,383,836	8,559,461	2.09%	4.75%
Investments in associates and joint ventures	189,920	293,350	309,788	5.60%	63.11%
Property and equipment, net	4,661,022	4,525,787	4,458,131	(1.49)%	(4.35)%
Investment property	941,634	1,445,816	1,546,424	6.96%	64.23%
Right-of-use assets, leased, net	1,266,031	1,280,066	1,284,388	0.34%	1.45%
Intangible assets, net	374,032	418,930	439,878	5.00%	17.60%
Deferred taxes	0.00	130,386	0.00	(100.00)%	0.00
Other assets, net	4,459,743	4,031,495	4,377,392	8.58%	(1.85)%
TOTAL ASSETS	252,983,129	274,361,941	288,252,700	5.06%	13.94%
LIABILITIES AND EQUITY
LIABILITIES
Customer deposits	194,416,941	213,557,944	216,192,377	1.23%	11.20%
Interbank and repurchase agreements	3,188,715	1,973,730	6,829,106	246.00%	114.16%
Derivative instruments	3,502,940	5,545,016	9,337,111	68.39%	166.55%
Financial obligations	7,888,588	9,161,188	8,825,341	(3.67)%	11.87%
Lease liabilities	1,357,414	1,355,220	1,353,602	(0.12)%	(0.28)%
Debt securities issued	7,284,850	6,937,804	6,571,565	(5.28)%	(9.79)%
Preferred stock
Taxes	1,092,120	1,148,890	1,671,266	45.47%	53.03%
Deferred taxes Net income	58,549	0	305,543	0.00	421.86%
Employee benefits	698,129	716,969	689,055	(3.89)%	(1.30)%
Other liabilities	10,757,753	9,395,312	9,741,991	3.69%	(9.44)%
TOTAL LIABILITIES	230,245,999	249,792,073	261,516,957	4.69%	13.58%
EQUITY
Share capital	480,914	480,914	480,914	0.00	0.00
Share premium	4,837,497	4,837,497	4,837,497	0.00	0.00
Reserves	13,097,223	16,941,788	16,569,067	(2.20)%	26.51%
Retained earnings	2,981,993	1,139,044	3,752,952	229.48%	25.85%
Other accumulated comprehensive income, net of taxes	1,339,503	1,170,625	1,095,313	(6.43)%	(18.23)%
TOTAL EQUITY	22,737,130	24,569,868	26,735,743	8.82%	17.59%
TOTAL LIABILITIES AND EQUITY	252,983,129	274,361,941	288,252,700	5.06%	13.94%

19

2Q26

BANCOLOMBIA STANDALONE INCOME STATEMENT	Acumulated	Variation		Quarter			Quarterly Variation
	2Q25	2Q26	2Q26/ 2Q25	2Q25	1Q26	2Q26	2Q26/ 1Q26	2Q26/ 2Q25
Interest on loan portfolios and financial leasing operations
Commercial	5,686,419	6,553,138	15.24%	2,888,300	3,087,416	3,465,721	12.25%	19.99%
Consumer	3,170,770	3,665,338	15.60%	1,594,797	1,784,456	1,880,882	5.40%	17.94%
Microcredit	86,270	130,131	50.84%	47,231	65,544	64,587	(1.46)%	36.75%
Mortgage	1,692,142	1,951,020	15.30%	862,556	944,418	1,006,602	6.58%	16.70%
Leasing	1,539,296	1,723,862	11.99%	770,234	825,421	898,441	8.85%	16.65%
Total interest on loan portfolio and financial leasing transactions	12,174,897	14,023,489	15.18%	6,163,118	6,707,255	7,316,233	9.08%	18.71%
Interbank funds sold	16,824	16,987	0.97%	7,942	8,755	8,232	(5.97)%	3.65%
Interest and valuation of investments	797,158	1,074,174	34.75%	436,424	332,526	741,648	123.03%	69.94%
Other interest income	67,596	116,895	72.93%	31,748	53,559	63,336	18.25%	99.50%
Total interest income and valuation	13,056,475	15,231,545	16.66%	6,639,232	7,102,095	8,129,449	14.47%	22.45%
Interest expense	(5,141,948)	(5,700,960)	10.87%	(2,588,146)	(2,657,748)	(3,043,212)	14.50%	17.58%
Net interest margin and valuation of financial instruments before provision for impairment of loan portfolio, financial guarantees, and other assets	7,914,527	9,530,585	20.42%	4,051,086	4,444,347	5,086,237	14.44%	25.55%
Provision for impairment of loan portfolio and financial leasing transactions, net	(1,581,539)	(1,749,336)	10.61%	(821,507)	(1,007,267)	(742,069)	(26.33)%	(9.67)%
Provision for impairment of financial guarantees and other assets, net	(11,570)	(20,602)	78.06%	(596)	(11,746)	(8,857)	(24.60)%	1386.07%
Total provisions and impairment, net	(1,593,109)	(1,769,938)	11.10%	(822,103)	(1,019,013)	(750,926)	(26.31)%	(8.66)%
Interest income and valuation of financial instruments after provisions and impairment, net	6,321,418	7,760,647	22.77%	3,228,983	3,425,334	4,335,311	26.57%	34.26%
Income from fees and other services	2,948,129	3,274,610	11.07%	1,515,469	1,603,663	1,670,946	4.20%	10.26%
Expenses from fees and other services	(1,332,143)	(1,406,432)	5.58%	(682,527)	(713,704)	(692,728)	(2.94)%	1.49%
Total income from fees and other services, net	1,615,986	1,868,178	15.61%	832,942	889,959	978,218	9.92%	17.44%
Other operating income, net	1,020,479	1,047,932	2.69%	514,669	511,003	536,930	5.07%	4.33%
Equity method	631,504	575,762	(8.83)%	94,960	254,884	320,878	25.89%	237.91%
Dividends	4,556	5,367	17.80%	964	3,772	1,596	(57.69)%	65.56%
Impairment of investments	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Gain on valuation and sale of equity investments	30,404	23,987	(21.11)%	19,021	11,291	12,696	12.44%	(33.25)%
Dividends and other net income from equity investments	666,464	605,116	(9.20)%	114,945	269,947	335,170	24.16%	191.59%
Total income Net	9,624,347	11,281,873	17.22%	4,691,539	5,096,243	6,185,629	21.38%	31.85%
Operating Expenses
Salaries and Employee Benefits	(2,094,377)	(2,303,968)	10.01%	(1,068,313)	(1,152,296)	(1,151,672)	(0.05)%	7.80%
Other Administrative and General Expenses	(2,141,457)	(2,197,011)	2.59%	(1,145,094)	(1,083,979)	(1,113,032)	2.68%	(2.80)%
Taxes	(602,185)	(671,217)	11.46%	(312,808)	(338,432)	(332,786)	(1.67)%	6.39%
Wealth Tax	0.00	0.00	0.00		(337,721)	337,721	(200.00)%	0.00
Amortization, Depreciation, and Impairment	(479,813)	(487,667)	1.64%	(243,898)	(248,289)	(239,377)	(3.59)%	(1.85)%
Total Operating Expenses	(5,317,832)	(5,659,863)	6.43%	(2,770,113)	(3,160,717)	(2,499,146)	(20.93)%	(9.78)%
Profit Before Income Tax	4,306,515	5,622,010	30.55%	1,921,426	1,935,526	3,686,483	90.46%	91.86%
Income Tax **	(1,123,680)	(1,704,432)	51.68%	(523,181)	(612,259)	(1,092,172)	78.38%	108.76%
Net Profit for the Year Attributable to Controlling Interest	3,182,835	3,917,578	23.08%	1,398,245	1,323,267	2,594,311	96.05%	85.54%
Non-Controlling Interest	0.00	0.00	0.00		0.00	0.00	0.00	0.00
Net Profit	3,182,835	3,917,578	23.08%	1,398,245	1,323,267	2,594,311	96.05%	85.54%

20

2Q26

CONSOLIDATED STATEMENT OF FINANCIAL POSITION OF BANCOLOMBIA	Quarter		Variation
(Millions of pesos)	1Q26	2Q26	2Q26/ 1Q26
ASSET
Cash	16,648,057	16,994,635	2.08%
Interbank Transactions	3,038,329	2,093,925	(31.08)%
Repos	2,908,000	815,537	(71.96)%
Investments in Financial Assets	32,248,630	41,762,292	29.50%
Derivative Financial Instruments	4,838,088	8,038,238	66.14%
Customer Loan Portfolio	228,576,645	230,879,779	1.01%
Commercial	154,347,785	154,977,217	0.41%
Consumer	42,235,060	42,972,506	1.75%
Mortage	30,929,402	31,847,784	2.97%
Microcredit	1,064,398	1,082,272	1.68%
Provision for loan portfolio impairment and financial leasing operations	(12,240,537)	(12,199,991)	(0.33)%
Investments in associates and joint ventures	3,268,753	3,352,638	2.57%
Intangible Assets and Goodwill, net	457,958	484,132	5.72%
Property and Equipment, net	4,587,230	4,518,928	(1.49)%
Investment Properties	6,407,375	6,644,209	3.70%
Right-of-Use Property and Equipment	1,059,674	1,068,746	0.86%
Prepaid Expenses	805,060	785,563	(2.42)%
Tax Prepayments	981,496	1,578,844	60.86%
Deferred Tax	20,372	22,210	9.02%
Assets Held for Sale and Inventories, net	697,395	771,615	10.64%
Other Assets, net	3,749,882	3,684,613	(1.74)%
Total Assets	298,052,407	311,295,913	4.44%
LIABILITIES AND EQUITY
LIABILITIES
Customer deposits	235,208,748	236,186,759	0.42%
Current accounts	22,856,313	21,703,263	(5.04)%
Other deposits	6,366,445	6,924,767	8.77%
Savings accounts	119,041,101	122,023,201	2.51%
Time deposits	86,944,889	85,535,528	(1.62)%
Interbank transactions	184,626	155,942	(15.54)%
Derivative financial instruments	5,552,182	9,342,828	68.27%
Financial obligations	6,209,974	6,661,257	7.27%
Issued debt securities	7,229,805	6,779,580	(6.23)%
Lease liabilities	1,078,723	1,082,826	0.38%
Preferred shares	0	0	0.00
Repos	1,808,350	6,673,164	269.02%
Current taxes	1,266,916	1,796,244	41.78%
Net deferred tax	1,235,301	1,433,580	16.05%
Employee benefits	767,332	741,216	(3.40)%
Other liabilities	9,705,933	10,094,623	4.00%
Total liabilities	270,247,890	280,948,019	3.96%
NET EQUITY
Share capital	480,914	480,914	0.00
Share premium	4,857,454	4,857,454	0.00
Reserves	15,172,219	15,149,478	(0.15)%
Retained earnings	5,391,460	7,954,559	47.54%
Other accumulated comprehensive income, net of taxes	667,707	637,964	(4.45)%
Equity attributable to shareholders of the parent company	26,569,754	29,080,369	9.45%
Non-controlling interest	1,234,763	1,267,525	2.65%
Total Liabilities and Shareholders' Equity	298,052,407	311,295,913	4.44%

21

2Q26

BANCOLOMBIA CONSOLIDATED INCOME STATEMENT	Accumulated	Variation	Quarter		Variation
(Millions of pesos)	2Q26	2Q26 / 1Q26	1Q26	2Q26	2Q26 / 1Q26
Interest income and expenses
Interest on loan portfolio and financial leasing transactions
Commercial	6,927,600	13.10%	3,248,704	3,678,896	13.24%
Consumer	3,736,420	15.17%	1,819,885	1,916,535	5.31%
Microcredit	132,585	51.98%	66,861	65,724	(1.70)%
Mortgage	2,063,680	16.40%	988,868	1,074,812	8.69%
Leasing	1,688,191	11.38%	808,682	879,509	8.76%
Total interest on loan portfolio and financial leasing operations	14,548,476	14.15%	6,933,000	7,615,476	9.84%
Interest on debt instruments measured using the effective interest method	466,086	35.78%	195,716	270,370	38.14%
Total interest income from financial instruments measured using the effective interest method	15,014,562	14.72%	7,128,716	7,885,846	10.62%
Interbank funds sold	43,298	(19.26)%	22,151	21,147	(4.53)%
Total valuation of financial instruments	781,437	45.41%	186,091	595,346	219.92%
Total interest income and valuation of financial instruments	15,839,297	15.79%	7,336,958	8,502,339	15.88%
Total interest expense	(5,940,663)	9.92%	(2,779,484)	(3,161,179)	13.73%
Net interest margin and valuation of financial instruments before provision for loan portfolio impairment and financial leasing, off-balance sheet commitments, and other financial instruments	9,898,634	19.62%	4,557,474	5,341,160	17.20%
Provision for loan portfolio impairment and financial leasing operations	(1,838,710)	7.78%	(1,035,924)	(802,786)	(22.51)%
Provision for other financial instruments, net	(66,487)	95.25%	(31,069)	(35,418)	14.00%
Total provisions and impairment of credit risk, net	(1,905,197)	9.49%	(1,066,993)	(838,204)	(21.44)%
Net interest income and valuation of financial instruments after provisions and impairment	7,993,437	22.32%	3,490,481	4,502,956	29.01%
Total fee income	3,630,584	10.38%	1,759,442	1,871,142	6.35%
Total fee expenses	(1,341,776)	4.27%	(677,792)	(663,984)	(2.04)%
Total fee income, net	2,288,808	14.31%	1,081,650	1,207,158	11.60%
Total other operating income	1,278,457	9.70%	597,587	680,870	13.94%
Total dividends and other net income from equity participation	293,345	18.39%	128,772	164,573	27.80%
Total net income	11,854,047	19.13%	5,298,490	6,555,557	23.73%
Operating Expenses
Salaries and Employee Benefits	(2,557,839)	10.18%	(1,277,734)	(1,280,105)	0.19%
Other Administrative and General Expenses	(2,347,126)	3.45%	(1,157,766)	(1,189,360)	2.73%
Taxes Other Than Income Tax	(714,408)	12.16%	(361,109)	(353,299)	(2.16)%
Wealth Tax	(358,780)	100.00%	(358,780)	0.00	(100.00)%
Amortization, Depreciation, and Impairment	(406,093)	3.54%	(203,325)	(202,768)	(0.27)%
Total Operating Expenses	(6,384,246)	13.61%	(3,358,714)	(3,025,532)	(9.92)%
Profit from Continuing Operations Before Income Tax	5,469,801	26.29%	1,939,776	3,530,025	81.98%
Income Tax from Continuing Operations	(1,540,865)	33.02%	(641,717)	(899,148)	40.12%
Net Profit from Continuing Operations	3,928,936	23.84%	1,298,059	2,630,877	102.68%
Net Profit from Discontinued Operations	0.00	0.00	0.00	0.00	0.00
Net Profit	3,928,936	23.84%	1,298,059	2,630,877	102.68%
Non-Controlling Interest	(69,804)	25.64%	(23,896)	(45,908)	92.12%
Net Profit for the Year Attributable to Shareholders of the Parent Company	3,859,132	23.81%	1,274,163	2,584,969	102.88%

22

STATEMENT OF FINANCIAL POSITION GRUPO CIBEST				Change
(COP million)	2Q25	1Q26	2Q26	2Q26 / 1Q26	2Q26 / 2Q25
ASSETS
Cash	23,019,200	23,328,117	27,738,329	18.91%	20.50%
Interbank Transfers	2,685,657	3,074,934	2,435,496	(20.80)%	(9.31)%
Repos	2,683,826	2,923,357	815,537	(72.10)%	(69.61)%
Investments in Financial Assets	34,392,799	38,830,679	48,219,272	24.18%	40.20%
Derivative Financial Instruments	3,214,070	4,838,098	8,038,465	66.15%	150.10%
Customer Loan Portfolio	248,084,847	261,833,966	262,273,181	0.17%	5.72%
Provision for Impairment of Loan Portfolio and Financial Leasing Operations	(13,160,112)	(13,626,508)	(13,483,030)	(1.05)%	2.45%
Investments in Associates and Joint Ventures	3,045,408	3,342,757	3,445,832	3.08%	13.15%
Intangible Assets and Goodwill, Net	2,665,821	2,487,919	2,389,663	(3.95)%	(10.36)%
Property and Equipment, Net	5,507,921	5,301,221	5,186,195	(2.17)%	(5.84)%
Investment Properties	5,761,117	6,407,375	6,644,209	3.70%	15.33%
Right-of-Use Property and Equipment	1,304,063	1,375,361	1,373,791	(0.11)%	5.35%
Prepaid Expenses	822,534	929,456	892,707	(3.95)%	8.53%
Tax Prepayments	1,801,236	1,199,301	1,839,659	53.39%	2.13%
Deferred Tax	1,747,406	1,736,610	170,691	(90.17)%	(90.23)%
Assets Held for Sale and Inventories, Net	723,590	714,091	804,695	12.69%	11.21%
Other Assets, Net	4,479,637	5,477,834	4,297,579	(21.55)%	(4.06)%
Total Assets	375,250,726	389,144,477	363,082,271	(6.70)%	(3.24)%
LIABILITIES AND EQUITY
LIABILITIES
Customer Deposits	252,981,953	271,721,894	271,046,925	(0.25)%	7.14%
Interbank Transfers	261,289	184,626	155,942	(15.54)%	(40.32)%
Derivative Financial Instruments	3,500,165	5,547,100	9,342,967	68.43%	166.93%
Financial Obligations	9,115,831	9,221,684	8,774,860	(4.85)%	(3.74)%
Issued Debt Securities	7,765,416	7,450,619	6,987,255	(6.22)%	(10.02)%
Lease Liabilities	1,323,362	1,374,906	1,372,736	(0.16)%	3.73%
Preferred Stock	555,152	540,767	554,091	2.46%	(0.19)%
Repos	3,592,237	2,009,400	6,673,164	232.10%	85.77%
Current Taxes	1,247,915	1,415,707	1,911,186	35.00%	53.15%
Deferred Tax, Net	1,203,798	2,825,965	1,471,627	(47.92)%	22.25%
Employee Benefits	928,341	932,353	893,350	(4.18)%	(3.77)%
Other Liabilities	12,221,747	15,100,918	14,501,739	(3.97)%	18.66%
Total Liabilities	332,866,440	351,528,206	323,685,842	(7.92)%	(2.76)%
EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%
Share Premium in share placement	4,857,491	4,857,491	4,857,491	0.00%	0.00%
Reserves	23,702,075	22,700,240	21,777,638	(4.06)%	(8.12)%
Retained earnings	7,094,311	4,890,838	8,467,600	73.13%	19.36%
Other accumulated comprehensive income, net of taxes	5,159,284	3,447,244	2,540,029	(26.32)%	(50.77)%
Equity attributable to the owners of the Parent Company	41,294,075	36,376,727	38,123,672	4.80%	(7.68)%
Non-controlling interest	1,090,211	1,239,544	1,272,757	2.68%	16.74%
Total Liabilities and Equity	375,250,726	389,144,477	363,082,271	(6.70)% %	(0.03)%

23

CONSOLIDATED INCOME STATEMENT	As of		Change As of	Quarter			Variation
(COP million)	2Q25	2Q26	2Q26 / 1Q26	2Q25	1Q26	2Q26	2Q26 / 1Q26	2Q26/ 2Q25
Interest income and expenses
Interest on loan portfolio and financial leasing operations
Commercial	7,312,773	7,616,733	4.16%	3,693,500	3,585,760	4,030,973	12.42%	9.14%
Consumer	3,702,071	4,523,846	22.20%	1,863,564	2,212,026	2,311,820	4.51%	24.05%
Microcredit	87,240	132,585	51.98%	47,866	66,861	65,724	(1.70)%	37.31%
Mortgage	1,891,818	2,224,915	17.61%	949,898	1,070,416	1,154,499	7.86%	21.54%
Leasing	1,592,687	1,759,729	10.49%	801,117	843,253	916,476	8.68%	14.40%
Total interest on loan portfolio and financial leasing operations	14,586,589	16,257,808	11.46%	7,355,945	7,778,316	8,479,492	9.01%	15.27%
Interest on debt instruments measured using the effective interest method	356,140	474,596	33.26%	177,540	201,624	272,972	35.39%	53.75%
Total interest income from financial instruments measured using the effective interest method	14,942,729	16,732,404	11.98%	7,533,485	7,979,940	8,752,464	9.68%	16.18%
Interbank funds sold	53,697	44,452	(17.22)%	21,513	22,303	22,149	(0.69)%	2.96%
Total valuation of financial instruments	734,343	930,273	26.68%	403,434	250,877	679,396	170.81%	68.40%
Total interest income and valuation of financial instruments	15,730,769	17,707,129	12.56%	7,958,432	8,253,120	9,454,009	14.55%	18.79%
Total interest expense	(6,107,919)	(6,487,458)	6.21%	(3,083,514)	(3,070,694)	(3,416,764)	11.27%	10.81%
Net interest margin and valuation of financial instruments before provision for loan portfolio impairment and financial leasing, off-balance sheet commitments, and other financial instruments	9,622,850	11,219,671	16.59%	4,874,918	5,182,426	6,037,245	16.49%	23.84%
Provision for loan portfolio impairment and financial leasing operations	(2,104,078)	(2,190,788)	4.12%	(1,031,225)	(1,202,634)	(988,154)	(17.83)%	(4.18)%
Provision for other financial instruments, net	(37,265)	(61,793)	65.82%	(28,620)	(26,626)	(35,167)	32.08%	22.88%
Total provisions and impairment of credit risk, net	(2,141,343)	(2,252,581)	5.19%	(1,059,845)	(1,229,260)	(1,023,321)	(16.75)%	(3.45)%
Net income from interest and valuations of financial instruments after provisions and impairment	7,481,507	8,967,090	19.86%	3,815,073	3,953,166	5,013,924	26.83%	31.42%
Total fee income	3,707,158	4,118,998	11.11%	1,913,904	2,005,459	2,113,539	5.39%	10.43%
Total fee expenses	(1,451,259)	(1,493,637)	2.92%	(746,252)	(754,383)	(739,254)	(2.01)%	(0.94)%
Total fee income, net	2,255,899	2,625,361	16.38%	1,167,652	1,251,076	1,374,285	9.85%	17.70%
Total other operating income	1,645,174	1,799,769	9.40%	817,616	854,727	945,042	10.57%	15.59%
Total Dividends and other net income from equity participation	257,092	301,714	17.36%	121,210	130,810	170,904	30.65%	41.00%
Total income Net	11,639,672	13,693,934	17.65%	5,921,551	6,189,779	7,504,155	21.23%	26.73%
Operating Expenses
Salaries and Employee Benefits	(2,864,998)	(3,097,483)	8.11%	(1,454,799)	(1,553,820)	(1,543,663)	(0.65)%	6.11%
Other Administrative and General Expenses	(2,883,060)	(2,912,728)	1.03%	(1,505,537)	(1,445,572)	(1,467,156)	1.49%	(2.55)%
Taxes Other Than Income Tax	(728,170)	(813,141)	11.67%	(379,932)	(423,938)	(389,203)	(8.19)%	2.44%
Wealth Tax	0.00	(374,823)	100.00%	0.00	(374,045)	(778)	(99.79)%	100.00%
Amortization, Depreciation, and Impairment	(483,143)	(495,625)	2.58%	(241,330)	(247,042)	(248,583)	0.62%	3.01%
Total Operating Expenses	(6,959,371)	(7,693,800)	10.55%	(3,581,598)	(4,044,417)	(3,649,383)	(9.77)%	1.89%
Profit from Continuing Operations Before Income Tax	4,680,301	6,000,134	28.20%	2,339,953	2,145,362	3,854,772	79.68%	64.74%
Income Tax from Continuing Operations	(1,287,722)	(1,697,277)	31.80%	(619,970)	(709,536)	(987,741)	39.21%	59.32%
Net Profit from Continuing Operations	3,392,579	4,302,857	26.83%	1,719,983	1,435,826	2,867,031	99.68%	66.69%
Net Profit from Discontinued Operations	201,142	(35,700)	(117.75)%	108,963	50,053	(85,753)	(271.32)%	(178.70)%
Net Profit	3,593,721	4,267,157	18.74%	1,828,946	1,485,879	2,781,278	87.18%	52.07%
Non-Controlling Interest	(64,754)	(79,702)	23.08%	(37,643)	(28,768)	(50,934)	77.05%	35.31%
Net Profit for the Year Attributable to Shareholders of the Parent Company	3,528,967	4,187,455	18.66%	1,791,303	1,457,111	2,730,344	87.38%	52.42%

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2Q26
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: August 10, 2026	By:	/s/ MAURICIO BOTERO WOLFF
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

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